Exhibit 12.1
NEWMONT MINING CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratio)

Six Months Ended
June 30, 2011
Earnings:

Income before income and mining tax and other items (1)	$1,820
Adjustments:
Fixed charges added to earnings	136
Amortization of capitalized interest	12

$1,968

Fixed Charges:
Net interest expense (2)	$128
Portion of rental expense representative of interest	8

Fixed charges added to earnings	136
Capitalized interest	17

$153

Ratio of earnings to fixed charges	12.9

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income and mining tax expense.

(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.